HellerEhrman

5 August 2003



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Main 852.2292.2000
Fax 852.2292.2200


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2003
WASH, D.C. 188 SECTION

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3869

Re: Yeebo (International Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Yeebo (International Holdings) Limited (the "Company"), S.E.C. File No. 82-3869, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding general mandates for the repurchase by the company of its own shares and for the issue of new shares, dated July 30, 2003;

(2) The Company's announcement of results for the year ended March 31, 2003, dated July 17, 2003, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on July 18, 2003;

(3) The Company's form of proxy for annual general meeting; and

(4) The Company's annual report 2002/2033.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Yeebo (International Holdings) Limited

Partners: Simon Luk Carson Wen* Michael P. Phillips Katherine C.M. U Susan C. Yu * China-Appointed Attesting Officer
35th Floor One Exchange Square 8 Connaught Place Central, Hong Kong www.hewm.com

Hong Kong Singapore San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
New York Washington D.C. Madison, WI *Affiliated Offices:* Milan Paris Rome



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

The Board of Directors of Yeebo (International Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2003 are summarised as follows:–

	Notes	Year ended 31st March 2003 HK$'000	2002 HK$'000
Turnover		273,181	267,055
Cost of sales		(245,913)	(230,013)
Gross profit		27,268	37,042
Other operating income		7,293	11,185
Revaluation increase (decrease) on investment properties		520	(1,128)
Impairment loss on discontinuance of a business	3	–	(2,793)
Selling and distribution expenses		(9,381)	(8,547)
Administrative expenses		(28,414)	(29,213)
Unrealised loss in investments in trading securities		(17,334)	–
Impairment loss in respect of club debentures		(500)	–
(Loss) profit from operations	4	(20,548)	6,546
Finance costs		(1,393)	(57)
Gain on disposal of a subsidiary	3	70	–
(Loss) profit before taxation		(21,871)	6,489
Taxation	5	(605)	(7)
(Loss) profit for the year		(22,476)	6,482
(Loss) earning per share			
Basic	7	(2.15 cents)	0.63 cent
Diluted		N/A	0.63 cent

Notes:

1. **ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE**

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these new and revised SSAPs has resulted in a change in the format of presentation of the cash flow statement and an inclusion of the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

2. **BUSINESS AND GEOGRAPHICAL SEGMENTS**

Business segments

For management purpose, the Group was organised into three operating divisions – LCDs, investment property holding and others. These divisions are the bases on which the Group reports its primary segment information.

Principal activities are as follows:

LCDs – manufacture and sales of LCDs
Investment property holding – investment properties held under operating leases *(Note)*
Others – manufacture and sales of products other than LCDs

Note: During the year ended 31st March, 2003, the Group acquired investment properties of approximately HK$191 million and investment property holding becomes a principal activity of the Group.

Segmental information about these businesses is presented below:

2003

	LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue				
External sales	251,735	–	16,515	268,250
Rental income	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
Result				
Segment result	(6,727)	5,386	337	(1,004)
Dividend income				2,990
Interest income				1,335
Unrealised loss in investments in trading securities				(17,334)
Impairments loss in club debentures				(500)
Unallocated corporate expenses				(6,035)
Loss from operations				(20,548)
Finance costs	(388)	(1,005)	–	(1,393)
Gain on disposal of a subsidiary				70
Loss before taxation				(21,871)
Taxation				(605)
Loss for the year				(22,476)

The Group discontinued the PCB business during the year ended 31st March, 2002.

2002

	Continuing operations LCDs HK$'000	Investment property holding HK$'000	Others HK$'000	Discontinuing operations PCBs HK$'000	Consolidated HK$'000
Segment revenue					
External sales	250,183	–	16,872	–	267,055
Rental income	–	49	–	–	49
	250,183	49	16,872	–	267,104
Result					
Segment result	11,157	34	753	(2,793)	9,151
Interest income					4,490
Unallocated corporate expenses					(7,095)
Profit from operations					6,546
Finance cost					(57)
Profit before taxation					6,489
Taxation					(7)
Profit for the year					6,482

Geographical segments

The Group's operations are mainly located in Hong Kong and other regions of the People's Republic of China (the "PRC"). The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of goods or services.

	Turnover by geographical market 2003 HK$'000	2002 HK$'000
Hong Kong, the PRC	230,455	235,196
Other regions of the PRC	26,545	21,914
Other countries	16,181	9,945
	273,181	267,055

3. **GAIN ON DISPOSAL OF A SUBSIDIARY/IMPAIRMENT LOSS ON DISCONTINUANCE OF A BUSINESS**

In January, 2002, the Group entered into an agreement to dispose of a subsidiary engaged in the PCB business for a consideration of HK$1,150,000 and the plant and equipment of the subsidiary were the major assets being disposed of. Accordingly, the Group had written down the plant and equipment to the recoverable amount and the loss on discontinuance of the PCB business, including an impairment loss on the plant and equipment of HK$2,118,000, amounting to HK$2,793,000 was accounted for in the financial statements for the year ended 31st March, 2002. During the current year, the Group completed the disposal of the subsidiary resulting in a gain of approximately HK$70,000 which represented the net liabilities, consisting of trade and other payables, of the subsidiary at the date of disposal.

The subsidiary did not have any significant contributions to the results and cash flows of the Group for the year ended 31st March, 2003.

A deposit of HK$345,000 out of the consideration of HK$1,150,000 had been received in the year ended 31st March, 2002 and the remaining balance of HK$805,000 was received during the current year and disclosed in the consolidated cash flow statement for the current year.

4. **(LOSS) PROFIT FROM OPERATIONS**

	2003 HK$'000	2002 HK$'000
(Loss) profit from operations has been arrived at after charging:		
Auditors' remuneration	497	480
Cost of inventories recognised as expenses	125,726	123,199
Depreciation and amortisation	17,423	15,811
Loss on disposals of property, plant and equipment	96	2,403
Staff costs, including directors' emoluments	76,017	64,567
and after crediting:		
Interest income	1,335	4,490
Dividend income	2,990	–
Gross rent from investment properties	4,931	49
Less: outgoings	(14)	(15)
	4,917	34

5. **Taxation**

	2003 HK$'000	2002 HK$'000
The tax charge comprises:		
Hong Kong Profits Tax	7	7
The PRC income tax	598	–
	605	7

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profit for both years.

The PRC income tax is calculated at the rate prevailing in the relevant jurisdiction.

6. **Dividend**

The Directors do not recommend the payment of any dividend for the year (2002: Nil).

7. **(Loss) Earning per share**

The calculation of the basic and diluted (loss) earning per share is based on the following data:

	2003 HK$'000	2002 HK$'000
(Loss) earning for the purposes of basic and diluted (loss) earning per share	(22,476)	6,482
	'000	'000
Weighted average number of ordinary shares for the purposes of basic (loss) earning per share	1,043,564	1,030,384
Effect of dilutive share options		5,729
Weighted average number of ordinary shares for the purposes of diluted (loss) earning per share		1,036,113

No diluted loss per share has been presented for the year as there were no potential dilutive ordinary shares in issue.

BUSINESS REVIEW AND PROSPECTS

Review of operations

The Group recorded a turnover of HK$273 million for the year ended 31st March 2003. Excluding approximately HK$5 million rental income generated from the investment properties, turnover for the Group maintained at HK$268 million. Gross profit from sales of LCD and other products decreased from HK$37 million to HK$22 million. Loss for the year amounted to HK$22 million (2002: profit of HK$6 million) out of which HK$17 million was unrealised loss in investments in trading securities.

The TN LCD market continued to shrink with increasing number of suppliers cutting their price to maintain their market share. This affirms that the Group made the right decision to divert its resources for the production of STN LCD and LCD modules.

The development of the STN and LCD modules business of the Group is still at preliminary stage and it requires more effort and time to build up to a meaningful business. The Group will continue to upgrade its manufacturing capability for STN and LCD modules. Expenditure incurred for this purpose is expected to be reduced when our production facilities are upgraded to a satisfactory level in the coming year.

Prospect

Facing fierce competition and decreasing selling price of the LCD products, we will continue to increase our marketing effort and to control our costs.

On the marketing side, our customer service team was enhanced so as to provide better customer service and to diversify the customer base. This resulted in more frequent visits to existing customers and more participation in trade shows and exhibitions targetting new customers. Agents were also appointed to explore overseas market in Europe, the United States, Japan, South Korea and Taiwan.

On the cost control side, among other measures, our new ITO coating line, became fully operational during the year and has enabled all ITO coated glass for our products, one of our major production materials, to be produced internally. To further reduce our operating cost and to improve the production yield, more automated production equipment, particularly for the manufacturing of high end TN and STN products, has been acquired. We expect that this equipment would be fully functional in the last quarter of 2003.

Investment Alternatives

As at 31st March, 2002, the Group had available cash of HK$176 million. The surplus funds had been deposited with banks on short term basis before the Group identified other investment alternatives with better return.

During the year, the Group invested approximated HK$83 million in securities of Hong Kong blue-chips companies. Despite an unexpected downturn of the market resulting in an accounting loss in such investments at the end of the financial year, we believe that such investments would generate a satisfactory return in the foreseeable future. As a matter of fact, the market value of the relevant investments has increased by HK$12 million since the year end to date.

The Group also completed on 30th November, 2002 the acquisition of a commercial property ("the Property") at a total purchase price of HK$191.2 million. The transaction was structured in such a way that the Property was leased back to the vendor at a monthly rent of HK$1.2 million for a term of 3 years. A mortgage loan of HK$128.8 million from a bank was arranged to partly finance the transaction and the balance was funded by internal resources. The rent from the Property is more than adequate to cover the mortgage payments. The Property also provides a stable source of income. Net income after interest charge generated from the Property amounted to HK$3.8 million.

Liquidity and capital resources

During the year, the Group invested HK$83 million in listed securities and acquired investment properties and other fixed assets such as property, plant and equipment of HK$191 million and HK$53 million respectively. As a result, its bank balances and cash, including time deposits, decreased from HK$176 million to HK$16 million. The Group's current ratio and quick ratio were 2.2 times (2002: 6.3 times) and 1.5 times (2002: 4.9) respectively. A sound liquidity position was still maintained.

As at 31st March, 2003, the Group had total assets of HK$553 million which were financed by liabilities of HK$213 million, and shareholders' equity of HK$340 million.

The Group had banking facilities amounted to HK$211 million (2002: HK$43 million) of which HK$159 million (2002: HK$4 million) were utilized; HK$124 million were for financing the acquisition of the Property and balance of HK$35 million were for working capital of the Group.

The gearing ratio, as a ratio of bank borrowings to networth, stood at 46.7% at the end of the year.

The Group did not have any material exposure to fluctuation in exchange rates.

Employment and remuneration policy

The remuneration policy and package of the Group's employees are structured by reference to market terms and industry's practice. In addition, discretionary bonus and other individual performance are awarded to staff with reference to the financial performance of the Group and the personal performance of individual staff. Staff benefit plans maintained by the Group include mandatory provident fund scheme, share option scheme and medical insurance.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15th September, 2003 to 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected.

CODE OF BEST PRACTICE

The Company has compiled throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of shares or other listed securities of the Company or by any of its subsidiaries during the year.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The detailed results containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th July, 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at Regency Room 5 & 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 18th September, 2003 at 10:00 a.m. for the following purposes:–

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2003.

2. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3. To appoint auditors and authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution (Note 5)."

6. To consider and, if though fit, pass the following resolution as an Ordinary Resolution:–

"THAT conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "THAT the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

By order of the Board
Kelvin Lam

SPECIAL BUSINESS

4. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers and authority of the Company to purchase its own securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with paragraph (b) of this Resolution, all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorised;

(b) the aggregate nominal amount of the securities of the Company to be purchased by the Company pursuant to the approval in paragraph (a) of this Resolution during the Relevant Period shall not in the case of shares in the Company exceed 10 per cent. of the aggregate nominal share capital of the Company in issue at the date of this Resolution and in the case of warrants shall not exceed 10 per cent. of the amount of the outstanding warrants of the Company at the date of this Resolution and the authority pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors by this Resolution (Note 4)."

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:–

"THAT

(a) a general mandate be and it is hereby unconditionally given to the Directors of the Company to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to issue, allot and dispose of shares in the capital of the Company (including making and granting offers agreements and options which would or which might require shares to be issued, allotted or disposed of, whether during the Relevant Period or thereafter) otherwise than pursuant to:–

(i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, or in any territory outside, Hong Kong);

(ii) any share option scheme or similar arrangement established by the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company which may be issued from time to time; or

(iv) any script dividend scheme or similar arrangement implemented in accordance with the Bye-laws of the Company;

(b) the aggregate nominal amount of the share capital issued, allotted or disposed of pursuant to paragraph (a) of this Resolution shall not exceed 20 per cent. of the aggregate of the nominal amount of the issued share capital of the Company as at the date of passing of this Resolution.

(c) for the purposes of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the approval and authority given to the Directors of the Company by this Resolution (Note 5)."

6. To consider and, if though fit, pass the following resolution as an Ordinary Resolution:–

"THAT conditional upon the Resolutions Numbers 4 and 5 being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot shares pursuant to Resolution Number 5 be and it is hereby extended by the addition to the aggregate nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 4 provided that such amount shall not exceed 10 per cent. of the aggregate nominal value of the issued share capital of the Company at the date of this Resolution."

7. "THAT the maximum number of Directors of the Company shall be 20 and the Directors of the Company be and they are hereby authorised to fill any vacancies on the Board of Directors and to appoint additional Directors up to that number."

By order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 17th July, 2003

Notes:–

(1) Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member.

(2) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.

(3) For the purpose of determining the identity of members who are entitled to attend and vote at the meeting, the register of members will be closed from 15th September, 2003 to 18th September, 2003, both days inclusive, during which period no transfer of shares will be effected.

(4) An Explanatory Statement in relation to Resolution 4 will be sent to shareholders and other persons who are entitled thereto.

(5) Concerning item 5 above, the Directors wish to state that they have no immediate plans to issue any additional new shares of the Company pursuant to the power to be conferred by this mandate. Under the listing rules of The Stock Exchange of Hong Kong Limited, the general mandate lapses unless it is renewed at each annual general meeting.



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

截至二零零三年三月三十一日止年度

業績公佈

億都（國際控股）有限公司（「本公司」）董事會公佈，本公司及其附屬公司（「本集團」）截至二零零三年三月三十一日止年度之經審核綜合業績概述如下：

	附註	截至三月三十一日止年度 二零零三年 千港元	二零零二年 千港元
營業額		273,181	267,055
銷售成本		(245,913)	(230,013)
毛利		27,268	37,042
其他經營收入		7,293	11,185
投資物業重估增加（減少）		520	(1,128)
終止一項業務帶來之減損	3	–	(2,793)
銷售及分銷成本		(9,381)	(8,547)
行政費用		(28,414)	(29,213)
買賣證券投資之未變現虧損		(17,334)	–
會所債券之減損		(500)	–
經營（虧損）盈利	4	(20,548)	6,546
融資成本		(1,393)	(57)
出售附屬公司之收益	3	70	–
除稅前（虧損）盈利		(21,871)	6,489
稅項	5	(605)	(7)
本年度（虧損）盈利		(22,476)	6,482
每股（虧損）盈利			
基本	7	(2.15 仙)	0.63 仙
攤薄		不適用	0.63 仙

附註：

1. 採納全新及經修訂會計實務準則

於本年度，本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則（「會計實務準則」）。採納該等全新及經修訂會計實務準則引致現金流動表之呈列方式及股權變動表之載入方式有所轉變，惟並無對本期間或過往之會計期間產生任何重大影響。因此毋須作出前年度調整。

2. 按業務及地區劃分之分類資料

業務分類

就管理而言，本集團分為三個營業部門－液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器　－　製造及銷售液晶體顯示器
持有投資物業　－　根據經營租賃持有之投資物業（附註）
其他　－　製造及銷售液晶體顯示器以外之產品

附註： 於截至二零零三年三月三十一日止年度內，本集團收購價值約191,000,000港元之投資物業，持有投資物業遂成為本集團之主要業務。

有關此等業務之分類資料呈列如下：

二零零三年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	綜合 千港元
分類收入				
對外銷售	251,735	–	16,515	268,250
租金收入	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
業績				
分類業績	(6,727)	5,386	337	(1,004)
股息收入				2,990
利息收入				1,335
買賣證券投資之未變現虧損				(17,334)
會所債券之減損				(500)
未分配之公司開支				(6,035)
經營虧損				(20,548)
融資成本	(388)	(1,005)	–	(1,393)
出售附屬公司之收益				70
除稅前虧損				(21,871)
稅項				(605)
本年度虧損				(22,476)

本集團於截至二零零二年三月三十一日止年度內終止電路版業務。

二零零二年

	持續經營業務 液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	已終止業務 電路版 千港元	綜合 千港元
分類收益					
對外銷售	250,183	–	16,872	–	267,055
租金收入	–	49	–	–	49
	250,183	49	16,872	–	267,104
業績					
分類業績	11,157	34	753	(2,793)	9,151
利息收入					4,490
未分配之公司開支					(7,095)
經營盈利					6,546
融資成本					(57)
除稅前盈利					6,489
稅項					(7)
本年度盈利					6,482

地區分類

本集團之業務主要分佈於香港及中華人民共和國（「中國」）其他地區。下表為按地區市場分析之本集團銷售額（不論商品或服務之來源地為何）：

	按地區市場分析之營業額 二零零三年 千港元	二零零二年 千港元
中國香港	230,455	235,196
中國其他地區	26,545	21,914
其他國家	16,181	9,945
	273,181	267,055

3. 出售附屬公司之收益／終止一項業務帶來之減損

於二零零二年一月，本集團訂立一項協議，以代價1,150,000港元出售一間從事電路版業務之附屬公司，該附屬公司之廠房及設備乃所出售之主要資產。據此，本集團將廠房及設備撇減至可收回金額，而終止電路版業務之虧損2,793,000港元（包括廠房及設備減損2,118,000港元）已計入截至二零零二年三月三十一日止年度之財務報表內。於本年度，本集團完成出售該附屬公司，錄得盈利約70,000港元，乃出售當日附屬公司之負債淨額（包括貿易及其他應付賬款）。

該附屬公司對本集團截至二零零三年三月三十一日止年度之業績及現金流量並無重大貢獻。

代價1,150,000港元其中345,000港元按金已於截至二零零二年三月三十一日止年度收悉，餘額805,000港元於本年度收悉，並於本年度之綜合現金流動表披露。

4. 經營（虧損）盈利

	二零零三年 千港元	二零零二年 千港元
經營（虧損）盈利經扣除下列各項：		
核數師酬金	497	480
已確認為開支之存貨成本	125,726	123,199
折舊及攤銷	17,423	15,811
出售物業、廠房及設備之虧損	96	2,403
員工成本，包括董事酬金	76,917	64,567
及計入：		
利息收入	1,335	4,490

5. 稅項

	二零零三年 千港元	二零零二年 千港元
稅項支出包括：		
香港利得稅	7	7
中國所得稅	598	–
	605	7

香港利得稅乃以兩個年度估計應課稅盈利以稅率16%計算。

中國所得稅乃以有關司法權區之現行稅率計算。

6. 股息

董事會不建議就本年度派發任何股息（二零零二年：無）。

7. 每股（虧損）盈利

每股基本及攤薄（虧損）盈利乃按下列數據計算：

	二零零三年 千港元	二零零二年 千港元
計算每股基本及攤薄（虧損）盈利之（虧損）盈利	(22,476)	6,482
	千股	*千股*
計算每股基本（虧損）盈利之普通股加權平均數	1,043,564	1,030,384
購股權之攤薄影響		5,729
計算每股攤薄（虧損）盈利之普通股加權平均數		1,036,113

由於並無潛在攤薄已發行普通股，故此並無於本年度呈列每股攤薄虧損。

業務回顧及前景

業務回顧

本集團於截至二零零三年三月三十一日止年度錄得營業額273,000,000港元。即使扣除投資物業所產生之租金收入約5,000,000港元，本集團之營業額仍達268,000,000港元。銷售液晶體顯示器及其他產品所得毛利由37,000,000港元下降至22,000,000港元。年內虧損為22,000,000港元（二零零二年：盈利6,000,000港元），其中17,000,000港元為投資買賣證券之未變現虧損。

TN液晶體顯示器市場持續萎縮，且越來越多供應商割價以維持市場份額。此現象足證本集團決定分散資源生產STN液晶體顯示器及液晶體模組乃明智之舉。

本集團之STN及液晶體模組業務仍處於初步發展階段，並需要投放更多資源及時間建立具有一定規模之業務。本集團將會不斷提升其STN及液晶體模組之生產力，由此產生之開支預期將於本集團之生產設施於來年提升至令人滿意之水平時得以削減。

前景

由於液晶體產品之競爭非常激烈，且售價又不斷下跌，因此，本集團將會繼續進行更緊密之市場推廣工作及控制成本。

於市場推廣方面，本集團已提升客戶服務隊伍之質素，務求提供更優質之客戶服務及擴闊客戶基礎。此舉增加本集團與現有客戶接觸之機會，並有助參與更多以新客戶為對象之貿易展銷及展覽。本集團亦委任代理商開拓歐洲、美國、日本、南韓及台灣之海外市場。

在控制成本之多項措施中，本集團之ITO塗層生產線於年內已全面投產，容許本集團自行內部生產其中一種主要生產材料ITO塗層玻璃，以供製造本集團之產品。為進一步削減本集團之經營成本及提高生產量，本集團已購入配備更多自動化功能之生產設備，專門用作生產高檔TN及STN產品。本集團預期該設備將於二零零三年最後一季全面投入運作。

其他投資

於二零零二年三月三十一日，本集團之可動用現金為176,000,000港元。盈餘資金在本集團未物色到其他較佳回報之投資前，已存入銀行作為短期存款。

年內，本集團斥資約83,000,000港元投資香港藍籌公司之證券。儘管於財政年度終未能預料之市道放緩導致該等投資出現會計損失，惟本集團相信該等投資將在可見未來帶來理想回報。事實上，自年結日至今為止，有關投資之市值已增加12,000,000港元。

本集團亦於二零零二年十一月三十日以總購買價191,200,000港元完成認購一項商業物業（「該物業」），交易之方式為該物業以月租1,200,000港元回租予賣方，租期為3年。交易之部份資金乃以銀行按揭貸款128,800,000港元融資，餘額以內部資源撥付。該物業之租金足以抵銷按揭付款。該物業亦將帶來穩定之租金收入來源。該物業之除稅後收入淨額為3,800,000港元。

流動資金及資本來源

年內，本集團於上市證券投資83,000,000港元，收購投資物業及其他固定資產如物業、廠房及設備分別為191,000,000港元及53,000,000港元。因此，其銀行結餘及現金（包括定期存款）由176,000,000港元減至16,000,000港元。本集團之流動比率及速動比率分別為2.2倍（二零零二年：6.3倍）及1.5倍（二零零二年：4.9倍）。流動資金狀況仍然穩健。

於二零零三年三月三十一日，本集團持有之總資產553,000,000港元乃由負債213,000,000港元及股東資金340,000,000港元融資。

本集團持有銀行融資211,000,000港元（二零零二年：43,000,000港元），其中159,000,000港元（二零零二年：4,000,000港元）經已動用；而124,000,000港元則用作購買物業及其餘35,000,000港元用作本集團之營運資金。

年終之負債比率，即銀行借款與資產淨值之比率達46.7%。

本集團並無面對任何重大匯率波動風險。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

暫停辦理股份過戶登記

本公司將於二零零三年九月十五日至二零零三年九月十八日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

最佳應用守則

本公司之非執行董事並非按指定任期委任，原因為彼等須根據本公司之公司細則輪值告退，並於本公司股東週年大會上膺選連任，除此之外，本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

於聯交所網址公佈年度業績

詳細之業績將於適當時於聯交所網址上刊登，當中包括上市規則附錄16第45(1)至45(3)段規定刊載之所有資料。

承董事會命
公司秘書
林詩萍

	附註	二零零三年	二零零二年
稅項	5	(605)	(7)
本年度(虧損)溢利		(22,476)	6,482
每股(虧損)盈利			
基本	7	(2.15 仙)	0.63 仙
攤薄		不適用	0.63 仙

附註：

1. 採納全新及經修訂會計實務準則

於本年度，本集團首次採納多項由香港會計師公會頒佈之全新及經修訂會計實務準則(「會計實務準則」)。採納該等全新及經修訂會計實務準則引致現金流動表之呈列方式及股權變動表之載入方式有所轉變。惟並無對本期間或過往之會計期間產生任何重大影響，因此毋須作出前年度調整。

2. 按業務及地區劃分之分類資料

業務分類

就管理而言，本集團分為三個營業部門－液晶體顯示器、持有投資物業及其他。此等部門乃本集團呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器 － 製造及銷售液晶體顯示器
持有投資物業 － 根據經營租賃持有之投資物業(附註)
其他 － 製造及銷售液晶體顯示器以外之產品

附註：於截至二零零三年三月三十一日止年度內，本集團收購價值約191,000,000港元之投資物業。持有投資物業經已成為本集團之主要業務。

有關此等業務之分類資料呈列如下：

二零零三年

	液晶體顯示器 千港元	持有投資物業 千港元	其他 千港元	綜合 千港元
分類收入				
對外銷售	251,735	–	16,515	268,250
租金收入	–	4,931	–	4,931
	251,735	4,931	16,515	273,181
業績				
分類業績	(6,727)	5,386	337	(1,004)
股息收入				2,990
利息收入				1,335
買賣證券投資之未變現虧損				(17,334)
會所債券之減值				(500)
未分配之公司開支				(6,035)
經營虧損				(20,548)
融資成本	(388)	(1,005)	–	(1,393)
出售附屬公司之收益				70
除稅前虧損				(21,871)
稅項				(605)
本年度虧損				(22,476)

本集團於截至二零零二年三月三十一日止年度內終止電路版業務。

二零零二年

	持續經營業務 液晶體顯示器 千港元	持續經營業務 持有投資物業 千港元	持續經營業務 其他 千港元	已終止業務 電路版 千港元	綜合 千港元
分類收入					
對外銷售	250,183	–	16,872	–	267,055
租金收入	–	49	–	–	49
	250,183	49	16,872	–	267,104
業績					
分類業績	11,157	34	753	(2,793)	9,151
利息收入					4,490
未分配之公司開支					(7,095)
經營溢利					6,546
融資成本					(57)
除稅前溢利					6,489
稅項					(7)
本年度溢利					6,482

地區分類

本集團之業務主要分佈於香港及中華人民共和國(「中國」)其他地區。下表為按地區市場分析之本集團銷售額(不論貨品或服務之來源地為何)。

	按地區市場分析之營業額 二零零三年 千港元	二零零二年 千港元
中國香港	230,455	235,196
中國其他地區	26,545	21,914
其他國家	16,181	9,945
	273,181	267,055

3. 出售附屬公司之收益／終止一項業務帶來之虧損

於二零零二年一月，本集團訂立一項協議，以代價1,150,000港元出售一間從事電路版業務之附屬公司。該附屬公司之廠房及設備乃所出售之主要資產。據此，本集團將廠房及設備撇減至可收回金額，而終止電路版業務之虧損2,793,000港元(包括廠房及設備減值2,118,000港元)已計入截至二零零二年三月三十一日止年度之財務報表內。於本年度，本集團完成出售該附屬公司，錄得盈利約70,000港元，乃出售當日附屬公司之負債淨額(包括貿易及其他應付賬款)。

該附屬公司對本集團截至二零零三年三月三十一日止年度之業績及現金流量並無重大貢獻。

代價1,150,000港元其中345,000港元按金已於截至二零零二年三月三十一日止年度收悉，餘額805,000港元於本年度收悉，並於本年度之綜合現金流動表註明。

4. 經營(虧損)溢利

	二零零三年 千港元	二零零二年 千港元
經營(虧損)溢利經扣除下列各項：		
核數師酬金	497	480
已確認為開支之存貨成本	125,726	123,199
折舊及攤銷	17,423	15,811
出售物業、廠房及設備之虧損	96	2,403
員工成本，包括董事酬金	76,917	64,567
及計入：		
利息收入	1,335	4,490
股息收入	2,990	–
投資物業之總租金	4,931	49
減：支出	(14)	(15)
	4,917	34

	二零零三年	二零零二年
計算每股基本及攤薄(虧損)盈利之(虧損)盈利	(22,476)	6,482
	千股	千股
計算每股基本(虧損)盈利之普通股加權平均數	1,043,564	1,030,384
購股權之攤薄影響		5,729
計算每股攤薄(虧損)盈利之普通股加權平均數		1,036,113

由於並無潛在攤薄已發行普通股，故此並無於本年度呈列每股攤薄虧損。

業務回顧及前景

業務回顧

本集團於截至二零零三年三月三十一日止年度錄得營業額273,000,000港元，即使扣除投資物業所產生之租金收入約5,000,000港元，本集團之營業額仍達268,000,000港元。銷售液晶體顯示器及其他產品所得毛利由37,000,000港元下降至22,000,000港元。年內虧損為22,000,000港元(二零零二年：溢利6,000,000港元)，其中17,000,000港元為投資買賣證券之未變現虧損。

TN液晶體顯示器市場持續萎縮，且越來越多供應商割價以維持市場份額。此現象足證本集團決定分散資源生產STN液晶體顯示器及液晶體模組乃明智之舉。

本集團之STN及液晶體模組業務仍處於初步發展階段，並需要投放更多資源及時間建立具有一定規模之業務。本集團將會不斷提升其STN及液晶體模組之生產力，由此產生之開支預期將於本集團之生產設施於來年提升至令人滿意之水平時得以削減。

前景

由於液晶體產品之競爭非常激烈，且售價又不斷下跌，因此，本集團將會繼續進行更緊密之市場推廣工作及控制成本。

於市場推廣方面，本集團已提升客戶服務隊伍之質素，務求為供更優質之客戶服務及擴闊客戶基礎。此舉增加本集團與現有客戶接觸之機會，並有助參與更多以新客戶為對象之貿易展銷及展覽。本集團亦委任代理商開拓歐洲、美國、日本、南韓及台灣之海外市場。

在控制成本之多項措施中，本集團之ITO鍍層生產線於年內已全面投產，容許本集團自行內部生產其中一種主要生產材料ITO鍍層玻璃，以供製造本集團之產品。為進一步削減本集團之經營成本及提高生產量，本集團已購入配備更多自動化功能之生產設備，專門用作生產高檔TN及STN產品。本集團預期該設備將於二零零三年最後一季全面投入運作。

其他投資

於二零零二年三月三十一日，本集團之可動用現金為176,000,000港元。盈餘資金在本集團未物色到其他較佳回報之投資前，已存入銀行作為短期存款。

年內，本集團斥資約83,000,000港元投資香港藍籌公司之證券。儘管於財政年度終未能預料之市道放緩導致該等投資出現會計損失，惟本集團相信該等投資將在可見未來帶來理想回報。事實上，自年結日至今為止，有關投資之市值已增加12,000,000港元。

本集團亦於二零零二年十一月三十日以總購買價191,200,000港元完成認購一項商業物業(「該物業」)，交易之方式為該物業以月租1,200,000港元回租予賣方，租期為3年。交易之部份資金乃以銀行按揭貸款128,300,000港元融資，餘額以內部資源撥付。該物業之租金足以抵銷按揭付款。該物業亦將帶來穩定之租金收入來源。該物業之除稅後收入淨額為3,800,000港元。

流動資金及資本來源

年內，本集團於上市證券投資83,000,000港元，收購投資物業及其他固定資產如物業、廠房及設備分別為191,000,000港元及53,000,000港元。因此，其銀行結餘及現金(包括定期存款)由176,000,000港元減至16,000,000港元。本集團之流動比率及速動比率分別為2.2倍(二零零二年：6.3倍)及1.5倍(二零零二年：4.9倍)。流動資金狀況仍然穩健。

於二零零三年三月三十一日，本集團持有之總資產553,000,000港元乃由負債213,000,000港元及股東資金340,000,000港元融資。

本集團持有銀行融資211,000,000港元(二零零二年：43,000,000港元)，其中159,000,000港元(二零零二年：4,000,000港元)經已動用；而124,000,000港元則用作購買物業及其餘35,000,000港元用作本集團之營運資金。

年終之負債比率，即銀行借款與資產淨值之比率達46.7%。

本集團並無面對任何重大匯率波動風險。

僱員及薪酬政策

本集團員工之薪酬政策及組合乃參考市場條款及行業慣例而釐訂。此外，酌情花紅及其他個人表現獎賞乃視乎本集團之財務表現及個別員工之個人表現而定。本集團之員工福利計劃包括強制性公積金計劃、購股權計劃及醫療保險。

暫停辦理股份過戶登記

本公司將於二零零三年九月十五日至二零零三年九月十八日期間(包括首尾兩日)暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

最佳應用守則

本公司之非執行董事並非按指定任期委任，原因為彼等須根據本公司之公司細則輪值告退，並於本公司股東週年大會上膺選連任。除此之外，本公司年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

買賣或贖回上市證券

本公司或其任何附屬公司於年內並無買賣或贖回本公司股份或其他上市證券。

於聯交所網址公佈年度業績

詳細之業績將於適當時於聯交所網址上刊登，當中包括上市規則附錄16第45(1)至45(3)段規定刊載之所有資料。

承董事會命
公司秘書
林錦祥

香港，二零零三年七月十七日

股東週年大會通告

茲通告本公司謹訂於二零零三年九月十八日上午十時正假座香港九龍彌敦道67號香港凱悅酒店3樓凱悅廳5及6舉行股東週年大會，議程如下：

普通事項

1. 省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告書與核數師報告。
2. 重選董事及授權董事會釐定其酬金。
3. 委聘核數師及授權董事會釐定其酬金。

特別事項

4. 考慮及酌情通過下列決議案為普通決議案：

「動議：

(a) 全面及無條件批准及授權本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力及授權，在香港聯合交易所有限公司（「聯交所」）或任何本公司證券可能上市並就此獲證券及期貨事務監察委員會及聯交所認可之其他證券交易所購回本身之證券，惟須符合本決議案(b)段之規定及遵照一切適用法例及聯交所證券上市規則（經不時修訂）或任何其他證券交易所之規定；

(b) 本公司根據本決議案(a)段之批准於有關期間可購回本公司證券之總面值就股份而言不得超過本決議案通過當日本公司已發行股本總面值之10%；就認股權證而言則不得超過本決議案通過當日本公司尚未發行認股權證之10%，而(a)段之批准亦須受此數額限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註4）。」

5. 考慮及酌情通過下列決議案為普通決議案：

「動議

(a) 無條件授予本公司董事一般授權，於有關期間（定義見下文）行使本公司一切權力以發行、配發及出售本公司股本中之股份，其中包括作出及授出將會或可能須在有關期間或其後發行、配發及出售股份之建議、協議及購股權，惟根據下列各項所進行者除外：

(i) 供股指向於指定記錄日期之股東按彼等當時之持股量提呈發售股份。惟本公司董事有權就零碎股權或經香港或香港以外任何地區之法律或任何認可監管機構或證券交易所之規定下之限制或責任（如適用）後，作出彼等視為必須或權宜之豁免或其他安排；

(ii) 本公司所設立而經香港聯合交易所有限公司批准之任何購股權計劃或類似安排；

(iii) 本公司於其不時發行之認股權證所附認購權獲行使而發行股份；或

(iv) 按照本公司之公司細則所實行之以股代息計劃或類似安排；

(b) 根據本決議案(a)段所發行、配發或出售之股本面值總額不得超過本決議案通過當日本公司已發行股本面值總額之20%。

(c) 就本決議案而言，「有關期間」乃指本決議案通過當日至下列三者中最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂決議案授予董事之批准及授權之日（附註5）。」

6. 考慮及酌情通過下列決議案為普通決議案：

「動議待第4及第5項決議案通過後，擴大根據第5項決議案授予董事行使本公司權力以配發股份或有條件或無條件同意配發之股本總面值加上本公司依據第4項決議案所授權力而購回之本公司股本總面值之數額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

7. 「動議本公司之董事數目以20人為上限，並授權本公司董事可填補董事會任何空缺及額外委任董事，惟董事數目不得超過20人。」

承董事會命
公司秘書
林錦祥

香港，二零零三年七月十七日

附註：

(1) 凡有權出席大會並於會上投票之股東均可委任一位或以上之受委代表代其出席大會並於會上投票。受委代表毋須為本公司股東。

(2) 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。股東填妥及交回代表委任表格後，仍可親自出席大會並於會上投票。

(3) 為確定有權出席大會並於會上投票之股東資格，本公司將於二零零三年九月十五日至二零零三年九月十八日期間（包括首尾兩日）暫停辦理股份過戶登記手續，期間將不會處理任何股份轉讓事宜。

(4) 有關第4項決議案之說明函件將寄發予股東及其他應得之人士。

(5) 就上文第5項而言，董事謹此表明彼等現時並無計劃，根據本授權所賦予之權利額外發行任何新股。根據香港聯合交易所有限公司之上市規則，除非該項一般授權於每屆股東週年大會上更新，否則會告失效。



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Directors:

FANG Hung, Kenneth, JP
LI Kwok Wai, Frankie
LAM Kam Cheung, Kelvin
TIEN Pei Chun, James, GBS, JP*
CHU Chi Wai, Allan*

* *Independent Non-executive Director*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
7th Floor
On Dak Industrial Building
2-6 Wah Sing Street
Kwai Chung
New Territories
Hong Kong

30th July, 2003

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR THE REPURCHASE BY THE COMPANY OF ITS OWN SHARES AND FOR THE ISSUE OF NEW SHARES

GENERAL MANDATE TO ISSUE SHARES

Approval is being sought from the shareholders of the Company to grant a general mandate (the "Share Issue Mandate") in order to provide flexibility and discretion to the directors (the "Directors") of Yeebo (International Holdings) Limited (the "Company") in the event it becomes desirable for the Company to issue shares equal in aggregate up to 20 per cent. (or 208,712,634 shares on the basis that no further shares are issued prior to the Annual General Meeting on 18th September, 2003) of its issued share capital as at the date of passing the relevant resolution. The obtaining of such a mandate is in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Directors wish to state that they have no immediate plans to issue any new shares of the Company.

REPURCHASE MANDATE

The Listing Rules permit companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "Exchange") to purchase their own securities, subject to certain restrictions, on the Exchange. At the Annual General Meeting of the Company to be held on 18th September, 2003 a resolution will be proposed to grant the Directors a general mandate (the "Repurchase Mandate") to, among other things, repurchase up to 10 per cent. of the aggregate of the nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution. In addition, a resolution will be proposed to provide the Directors with the Share Issue Mandate and adding to such mandate by a separate resolution to be proposed at the Annual General Meeting, any of its shares repurchased by the Company pursuant to the Repurchase Mandate. The Company is required by the particular rules in the Listing Rules regulating such share repurchases ("the Share Buy Back Rules") to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Mandate. Such information is provided below.

1. Share Capital

As at 17th July, 2003 being the latest practicable date prior to the printing of this document for ascertaining such information (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,043,563,171 shares of HK$0.20 each (the "Shares"). Subject to the passing of the relevant ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting on 18th September, 2003, the Company will be allowed under the proposed Repurchase Mandate to repurchase a maximum of 104,356,317 Shares.

As at the Latest Practicable Date, the Company did not have any warrants in issue. The Directors wish to state that they have no immediate plan to issue any warrants of the Company.

2. Reasons for Repurchases

The Directors believe that the proposed Repurchase Mandate is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Company's Shares and its net assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

3. Funding of Repurchases

The Company is empowered by its memorandum of association and bye-laws to repurchase its securities. Repurchases will be funded entirely from the funds legally available for that purpose. Bermuda laws provide that the repurchase of securities may only be effected out of the capital paid up on the repurchase shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a new issue of securities made for the purpose. Any amount of premium payable on the repurchase over the par value of the securities to be repurchased must be out of the funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. Such repurchase may only be made if at least two Directors by affidavit declare either that taking into account the repurchase, the Company is solvent or that all of its creditors on that date have consented in writing to the repurchase.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March 2003) in the event that the Repurchase Mandate is exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. General

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention if the Repurchase Mandate is approved by the shareholders of the Company, to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Exchange that so far as the same may be applicable, they will exercise power of the Company to make the repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

The Company has not repurchased any of its Shares (whether on the Exchange or otherwise) during the previous twelve months preceding the Latest Practicable Date.

If as a result of the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase may be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result a shareholder, or group of shareholders acting in concert could, depending on the level of increase of the shareholder's interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, Antrix Investment Limited ("Antrix"), a company beneficially owned by Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie, together with parties acting in concert with it (including but not limited to Messrs. Fang Hung, Kenneth and Li Kwok Wai, Frankie) held a beneficial interest of 734,528,381 Shares in, representing approximately 70.39 per cent. of the issued share capital of the Company. If the Repurchase Mandate were exercised in full, the relevant percentage would increase to 78.21%. Any repurchase of Shares by the Company will not oblige Antrix to make a general offer. The Directors are not aware of any consequences which would give rise to any obligation to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors have no intention to exercise the Repurchase Mandate to such extent that will result in less than 25% of the Shares being held by public.

No connected persons or their associates (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of its own securities.

5. Share Prices

The highest and lowest prices at which the Company's Shares traded on the Exchange during the last twelve months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	Lowest
July 2002	0.395	0.260
August 2002	0.320	0.245
September 2002	0.245	0.232
October 2002	0.232	0.226
November 2002	0.228	0.226
December 2002	0.228	0.150
January 2003	0.200	0.200
February 2003	0.200	0.200
March 2003	0.200	0.200
April 2003	0.200	0.200
May 2003	0.200	0.200
June 2003	0.210	0.083
July 2003 up to the Latest Practicable Date	0.210	0.210

RECOMMENDATION

The Directors consider that the Share Issue Mandate and the Repurchase Mandate are in the best interests of the Company and its shareholders and accordingly recommend that all its shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting. The Directors who have interest in the Company's Shares also intend to do so themselves in respect of their own holdings.

Yours faithfully
Li Kwok Wai, Frankie
Chief Executive Officer



YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We[1] ______________________________ of ______________________________

____

being the registered holder(s) of[2] ______________________________ shares of HK$0.20 each in the capital of Yeebo (International Holdings) Limited (the "Company"), HEREBY APPOINT[3] ______________________________ of ______________________________

____

or failing him, the Chairman of the meeting as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Regency Room 5 and 6, 3rd Floor, Hyatt Regency Hong Kong, 67 Nathan Road, Kowloon, Hong Kong on 18th September, 2003 at 10:00 a.m. and at any adjournment thereof and to vote for me/us and in my/our name(s) as indicated below, and, if no such indication is given, as my/our proxy thinks fit.

		FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	To receive and consider the audited financial statements and the reports of the Directors and auditors for the year ended 31st March, 2003.			
2.	(i) To re-elect Mr. Tien Pei Chun, James as Director.			
	(ii) To authorise the Board of Directors to fix Directors' remuneration.			
3.	To appoint auditors and authorise the Board of Directors to fix their remuneration.			
4.	To pass the Ordinary Resolution contained in No. 4 of the Notice.			
5.	To pass the Ordinary Resolution contained in No. 5 of the Notice.			
6.	To pass the Ordinary Resolution contained in No. 6 of the Notice.			
7.	To fix the maximum number of Directors at 20 and to authorise the Directors to fill any vacancies and to appoint additional Directors up to that number.			

Signature[5] ______________________________

Dated this ____________ day of ____________ 2003

Notes:–

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of HK$0.20 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy. A proxy need not be a member of the Company.
4. Important: If you wish to vote for the resolution, tick in the appropriate box marked "For". If you wish to vote against the resolution, tick in the appropriate box marked "Against". If you wish to abstain from voting for the resolution, tick in the appropriate box marked "Abstain". Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to above.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under seal or under the hand of an officer or attorney or other person duly authorised.
6. Where there are joint holders of any share, any one of such joint holder may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.
7. To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority, must be deposited to the office of the branch registrar of the Company in Hong Kong, Secretaries Limited, at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

董事：

方鏗太平紳士
李國偉
林錦祥
田北俊, GBS, JP*
朱知偉*

* 獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處：
香港
新界
葵涌
華星街2-6號
安達工業大廈
7樓

敬啟者：

有關本公司購回本身股份及發行新股份之一般授權

發行股份之一般授權

億都（國際控股）有限公司（「本公司」）現正尋求各股東批准授予本公司董事（「董事」）一般授權（「發行股份授權」），使彼等在本公司需要發行股份時能靈活酌情發行總額不超過於有關決議案通過當日本公司已發行股本之20%（或在二零零三年九月十八日舉行股東大會之前不再發行新股的基準下，相當於208,712,634股），獲得此授權乃符合香港聯合交易所有限公司證券上市規則（「上市規則」）之規定。董事謹表明彼等暫無計劃發行本公司任何新股份。

購回股份授權

上市規則准許在香港聯合交易所有限公司(「聯交所」)作主要上市之公司在若干限制規限下在聯交所購回本身之證券。本公司於二零零三年九月十八日舉行之股東週年大會上,將提呈一項決議案,以授予董事一般授權(「購回授權」),(其中包括),可購回不超過於有關決議案獲通過當日之本公司已發行股本面值總額10%之股份。此外,股東週年大會上亦將提呈另一決議案,給予董事發行股份授權,以及提呈另一項決議案,將本公司根據購回授權所購回之股份納入該項授權內。根據上市規則中對此等股份購回之監管規定(「購回股份規則」),本公司須向各股東寄發一份説明函件,載有一切合理所需資料,以便股東在決定投票贊成或反對購回授權時有所依據。有關資料載於下文。

1. 股本

於二零零三年七月十七日(即本通函刊印前為確定有關資料而設之最後實際可行日期(「最後可行日期」)),本公司之已發行股本為1,043,563,171股每股面值0.20港元之股份(「股份」)。倘有關普通決議案獲得通過,而在二零零三年九月十八日舉行股東週年大會之前不再發行或購回股份,則本公司根據建議提呈之購回授權可購回最多104,356,317股股份。

於最後可行日期,本公司並無任何已發行之認股權證。董事謹聲明本公司目前無意發行任何認股權證。

2. 購回之理由

董事認為建議提呈之購回授權乃符合本公司及各股東之最佳利益。此等購回可(視乎當時之市況及資金安排而定)提高本公司股份及其淨資產及/或其每股盈利,而購回僅會在董事認為對本公司及各股東有利之情況下方會進行。

3. 購回之資金

本公司組織章程大綱及細則授權本公司購回股份,購回股份之資金必須全部由法例規定可用作此用途之資金中撥出。百慕達法律規定,本公司用以購回股份之款項僅可從該購回股份之繳足股本或本公司可作派發股息或派發用途之資金,或為此用途而發行股份所得款項撥付。購回應付而高出股份面值之溢價只能從可作派發股息或派發之資金或股份溢價中付出。公司於本公司最少兩位董事以宣誓證明宣稱,計及此購回後本公司有能力償還債項或其所有於當日之債權人以書面同意此購回時方可購回股份。

倘於建議購回期間任何時間全面行使購回授權，則可能會對本公司之營運資金或資本負債水平（與截至二零零三年三月三十一日止年度之年報中經審核賬目所披露者比較）造成重大不利影響。然而，倘行使購回授權會對董事認為本公司不時須具備之營運資金或資本負債水平有重大不利影響，則在此情況下，董事不擬行使購回授權。

4. 一般事項

倘購回授權獲本公司股東批准，各董事或（經其作出一切合理查詢後所深知）彼等之聯繫人士（定義見上市規則）目前概無意向本公司或其附屬公司出售任何股份。

董事已向聯交所承諾，在適用情況下，彼等將根據上市規則及適用之百慕達法例按購回授權行使本公司之權力購回證券。

於最後可行日期前十二個月內，本公司並無在聯交所或循其他途徑購回任何本身之證券。

倘因根據購回授權行使權力購回證券而導致某一股東在本公司所佔之投票權益比例有所增加，則就香港公司收購及合併守則（「收購守則」）而言，該項權益比例之增加可視為一項收購行動。因此，該名股東或一批與其行動一致之股東可（視乎股東權益之增幅）因此取得或鞏固對本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後可行日期，由方鏗先生及李國偉先生實益擁有之公司Antrix Investment Limited（「Antrix」）及與其一致行動之各方（包括惟不限於方鏗先生及李國偉先生）實益持有本公司每股面值0.20港元之股份734,528,381股，即佔本公司已發行股本約70.39%。倘行使所有購回股份之授權，有關百分比將增加至78.21%。本公司任何購回股份將不會導致Antrix須提出強制性全面收購。據董事所知，根據購回授權而購回證券將不會導致觸及收購守則所述之任何後果。

董事無意行使購回股份之授權，使得公眾持有公司發行股本少於25%。

本公司並無獲任何關連人士或彼等之聯繫人士（定義見上市規則）知會，倘本公司獲授權購回本身之證券，彼等目前有意向本公司出售股份，彼等亦無承諾不會向本公司出售股份。

5. 股價

本公司股份由最後可行日期起，於過去十二個月期間，於聯交所之每月最高及最低成交價如下：

	股份	
	最高價	最低價
二零零二年七月	0.395	0.260
二零零二年八月	0.320	0.245
二零零二年九月	0.245	0.232
二零零二年十月	0.232	0.226
二零零二年十一月	0.228	0.226
二零零二年十二月	0.228	0.150
二零零三年一月	0.200	0.200
二零零三年二月	0.200	0.200
二零零三年三月	0.200	0.200
二零零三年四月	0.200	0.200
二零零三年五月	0.200	0.200
二零零三年六月	0.210	0.083
二零零三年七月至最後可行日期	0.210	0.210

推薦建議

董事認為發行股份授權及購回授權均符合本公司及各股東之最佳利益，故建議全體股東投票贊成各項將於股東週年大會上提呈之普通決議案。擁有本公司股權之董事擬就其本身所持股權投票贊成該等決議案。

此致

列位股東　台照

行政總裁
李國偉
謹啟

二零零三年七月三十日



YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都（國際控股）有限公司

（於百慕達註冊成立之有限公司）

股東週年大會之代表委任表格

本人／吾等[註1] ______________________________

地址為 ______________________________

乃億都（國際控股）有限公司（「本公司」）股本中每股面值0.20港元股份[註2] ______________ 股

之登記持有人，**茲委任**[註3] ______________________________，

地址為 ______________________________

或倘其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席本公司謹訂於二零零三年九月十八日上午十時假座香港九龍彌敦道67號凱悅酒店3樓凱悅廳 5及6 舉行之股東週年大會及其任何續會，代表本人／吾等依照下列欄內所示以本人／吾等之名義投票。倘無作出指示，則本人／吾等之委任代表可自行酌情投票。

		贊成[註4]	反對[註4]	棄權[註4]
1.	省覽截至二零零三年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。			
2.	(i) 重選田北俊先生為董事。			
	(ii) 授權董事會釐定各董事酬金。			
3.	委聘核數師並授權董事會釐定其酬金。			
4.	通過通告第4項所載普通決議案。			
5.	通過通告第5項所載普通決議案。			
6.	通過通告第6項所載普通決議案。			
7.	規定本公司董事人數以20位為限；及授權董事填補任何董事空缺以及額外委任董事至該數目。			

簽署[註5]：______________________________

日期：二零零三年 ____________ 月 ____________ 日

附註：

1. 請用**正楷**填上姓名及地址。
2. 請填上以 閣下名義登記每股面值0.20港元之股份數目。如未有填上股份數目，則本代表委任表格將被視為指涉本公司股本中全部以 閣下名義登記之股份。
3. 請填上 閣下擬委任代表之姓名及地址，倘無填上任何姓名，大會主席將出任 閣下之代表。受委代表毋須為本公司之股東。
4. 重要提示： 閣下如擬投票贊成決議案，請在有關之「贊成」欄下劃上「✓號」； 閣下如擬投票反對決議案，請在有關之「反對」欄下劃上「✓號」； 閣下如擬放棄就決議案投票，則請在有關之「棄權」欄下劃上「✓號」。倘未有作出任何指示，則受委代表有權自行酌情投票。除本大會通告所載之決議案外，受委代表亦有權就正式提呈大會之其他決議案酌情自行投票。
5. 本代表委任表格必須由 閣下或 閣下正式書面授權之代理人簽署。如股東為一家公司，則代表委任表格上須蓋上公司印鑑，或經由公司負責人或代理人或其他正式授權人士親筆簽署。
6. 如屬聯名持有任何股份，則任何一位聯名持有人均可就有關股份親身或委派代表出席大會投票，猶如彼為唯一有權投票者。惟若親身或委派代表出席會議之聯名持有人超過一位，則只有排名較先之持有人方可投票（不論親身或委派代表投票），而其他聯名持有人之投票將屬無效，就此而言，排名先後乃以股東名冊上有關該聯名股份之排名次序為準。
7. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經證明之該等授權書或其他授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司在香港之股份過戶登記處分處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。股東填妥並交回代表委任表格後，仍可親身出席大會及在會上投票。
8. 本代表委任表格上之任何更改，一律須經簽署人簡簽示可。